UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

CONTENTS

Registered Direct Offering

On March 26, 2025, REE Automotive Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional and accredited investors, providing for the issuance of an aggregate of 2,219,176 Class A Ordinary Shares, no par value per share (the “ordinary shares”), at a purchase price of $4.25 per ordinary share.

The offering is expected to result in gross proceeds to the Company of approximately $9.4 million. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

The ordinary shares to be issued in the registered direct offering will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-266902) previously filed with the SEC and declared effective by the Commission on August 25, 2022.

The Purchase Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The Purchase Agreement provides for indemnification by the Company of the purchasers for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, and affords certain rights of contribution with respect thereto.

In addition, each of the directors and executive officers of the Company entered into a lock-up agreement, pursuant to which they agreed not to sell or transfer any of the Company securities which they hold, subject to certain customary exceptions, until May 18, 2025. Additionally, the Company agreed until September 19, 2025 it will not: (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or equivalent securities; or (ii) file any registration statement or amendment or supplement thereto (other than on Form S-8 or in connection with any employee benefit plan). In addition, the Company agreed that it will not conduct any sales of ordinary shares or equivalent securities involving a variable rate transaction (as defined in the Purchase Agreement) until September 19, 2025, subject to certain exceptions as described in the Purchase Agreement.

On March 26, 2025, the Company entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.” or the “Placement Agent”), pursuant to which the Company engaged A.G.P. as the exclusive placement agent in connection with the offering. The Placement Agent agreed to use its best efforts to arrange for the sale of the Securities. In addition, pursuant to the terms of the Placement Agency Agreement the Company will pay the Placement Agent a placement agent fee in cash equal to two percent (2%) of the aggregate gross proceeds raised in the offering. The Company agreed to reimburse the Placement Agent at closing for legal and other accountable expenses incurred by them in connection with the offering in an aggregate amount not to exceed $10,000.

The legal opinion of Herzog Fox & Neeman relating to the legality of the issuance and sale of the ordinary shares is attached as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form “6-K”).

The foregoing summaries of the Purchase Agreement and the Placement Agency Agreement do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1 and 10.2, respectively, hereto and incorporated by reference herein.

A copy of the press release related to the offering is furnished as Exhibit 99.1.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Form 6-K, with the exception of exhibit 99.1, is incorporated by reference into the Company’s registration statements, including its registration statements on Form S-8 (File Nos. 333-261130, 333-272145, 333-278319, 333-282346) and registration statements on Form F-3 (File Nos. 333-276757 and 333-266902), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding the Company or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. For example, the Company is using forward-looking statements when it discusses the closing of the offering and the use of proceeds received. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about the Company’s strategic and business plans, technology, relationships and objectives, including its ability to meet certification requirements, the impact of trends on and interest in our business, or product, intellectual property, the Company’s expectation for growth, and its future results, operations and financial performance and condition.

These forward-looking statements are based on the Company’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although the Company believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond the Company’s control. Forward-looking statements in this communication speak only as of the date made and the Company undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect the Company’s future performance and could cause actual results to differ include, but are not limited to: the Company’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; the Company’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of the Company’s advanced prototypes into marketable products; the Company’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; the Company’s estimates of unit sales, expenses and profitability and underlying assumptions; the Company’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; the Company’s limited operating history; risks associated with building out of the Company’s supply chain; risks associated with plans for the Company’s initial commercial production; the Company’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to lack of compliance with Nasdaq’s minimum bid price requirement; future sales of our securities by existing material shareholders or by us could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that the Company is incorporated in Israel and governed by Israeli law; the Company’s ability to make continued investments in its platform; the impact of fluctuations in interest rates, inflation, and foreign exchange rates;, the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate (including the recent policy changes by the Trump Administration); the ongoing Gaza war and other military conflict in Israel; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact the Company; the Company’s ability to enforce, protect and maintain intellectual property rights; the Company’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s annual report filed with the SEC on March 27, 2024 and in subsequent filings with the SEC.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Herzog Fox Neeman.
10.1	Form of Securities Purchase Agreement, dated March 26, 2025, by and between the Company and the purchaser parties thereto.
10.2	Placement Agency Agreement, dated March 26, 2025, by and between the Company and A.G.P./Alliance Global Partners.
23.1	Consent of Herzog Fox Neeman (included in Exhibit 5.1).
99.1	Press release issued by REE Automotive Ltd., dated March 26, 2025, titled “REE Automotive Announces Increase in Previously Announced Registered Direct Offering to $36.4 Million with Pricing of Additional $9.4 Million at Premium to Market, Led by Strategic Investor Motherson Group.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: March 26, 2025

4